Exhibit 99.1

MoneyHero Group Reports First Quarter 2024 Results

First quarter revenue of US$22.2 million, up 24% Year-Over-Year

SINGAPORE – June 24, 2024 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced financial results for the quarter ended March 31, 2024.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated, “I am pleased to report another strong quarter, with revenue increasing by 24% year-over-year to $22.2 million. This significant growth underscores the effectiveness of our strategic initiatives and the robust performance across our core markets. Despite Q1 historically being a lower quarter due to the Chinese New Year holidays and the shorter month of February, which typically results in a drop from Q4 to Q1, we have achieved substantial year-over-year growth. This demonstrates the resilience and strength of our business model in overcoming seasonal challenges.

Reflecting on the five key pillars from our Q4 2023 earnings call—Consumer Pull, Conversion Expertise, Insurance Brokerage, Strong Partner Relationships, and Operating Leverage—we see their clear impact in our Q1 results. Our enhanced user experience and high-quality content continue to attract and retain consumers, driving significant inbound traffic.

Our conversion expertise is evidenced by a 72% increase in approved applications, thanks to our superior UX/UI. The insurance brokerage segment, a major growth driver, saw revenue increase by 44% year-over-year, contributing 8.2% to our Group revenue as we simplify and enhance the insurance purchasing process.

Strong partner relationships have enabled us to be the largest digital acquisition channel for many financial partners. This quarter, we ramped up marketing campaigns and market share strategies, particularly in Singapore and Hong Kong, which saw revenue growth of 61% and 37% respectively.

Our aggressive growth strategy around credit cards serves multiple strategic purposes: acquiring new users, becoming the preferred acquisition channel for many partners, and leveraging credit card acquisition as an incubator for cross-selling other products, especially insurance.

Our Creatory platform continues to thrive, contributing 19% to Group revenue in Q1, up from 17% last year. We are investing in Creatory by adding new creators and expanding through marketing campaigns, tapping into new audience segments.

Our increased EBITDA loss reflects deliberate investments in growth and market share expansion. These investments are not just about immediate revenue but building a sustainable business model. By expanding our user base and market presence, we are laying the foundation for future profitability. As time progresses, the brand and marketing investments we’ve made will improve brand trust and conversion rates, further increasing our efficiency.

To further enhance our financial performance, we are also optimizing operational efficiencies and expanding into higher margin products such as personal loans, insurance, and advertising revenues. We anticipate these initiatives will reduce our operating burn starting the second half of this year. Additionally, leveraging AI and automation, and centralizing data on a robust platform will enhance marketing efficiencies through better insights and CRM strategies.

Lastly, our commitment to operational leverage remains unwavering. Despite increased operating costs to support our growth strategy, our disciplined approach to scaling and efficiency will drive long-term value. With a debt-free balance sheet and strong cash position, we are well-positioned to execute our strategic initiatives and achieve our ambitious $100 million revenue target for 2024. These solid Q1 results demonstrate that we are on track to meet our annual guidance.

In conclusion, while profitability may be delayed due to accelerated user growth and market share expansion, our focus on long-term strategic investments and operational efficiencies will ensure sustainable profitability. I am confident about the long-term profitability in our business as we continue to scale and leverage our strengths.”

Hao Qian, Chief Financial Officer, added: “I am thrilled to join MoneyHero Group as its new CFO. In Q1 2024, MoneyHero’s aggressive expansion strategy resulted in a dramatic 72% growth in approved applications with Adjusted EBITDA loss increasing to US$(6.4) million. This growth helped drive strong market share gains in Greater Southeast Asia and revenue growth to over US$22 million. We remain focused on expanding our market share dominance through both organic and M&A to further consolidate the industry and realize efficiency gains throughout Greater Southeast Asia. I look forward to contributing to MoneyHero’s continued success and working with the talented team to drive further growth and long-term shareholder value.

MoneyHero delivered 24% year-over-year revenue growth in the first quarter of 2024. In the first quarter, we continued to implement a strong growth strategy to grow our user base and further extend our market share lead. For the first quarter 2024, our year-over-year adjusted EBITDA loss increased to US$(6.4) million. The primary drivers for the increased loss include:

1)	Pursue market share capture strategy versus competitors by increasing brand and direct marketing expenses

2)	Provider constraints due to Citi exiting two critical markets - Taiwan and Philippines

3)	Total operating costs increased YoY primarily due to additional costs associated with being a public company (audit fees, D&O insurance, IR/PR related fees, etc.)

As a result of our strategic initiatives, we expect adjusted EBITDA loss to remain elevated for the first half of 2024, but we expect margins to recover in the second half of 2024 and continue to expand for the rest of the year. We anticipate operating at adjusted EBITDA profitability on a monthly basis in the late part of 2024.”

First Quarter 2024 Financial Highlights

●	Revenue increased by 24% year-over-year to US$22.2 million in the first quarter of 2024

-	Online financial comparison platforms revenue increased by 22% year-over-year to US$18.1 million

-	Creatory, MoneyHero’s B2B business, revenue increased by 34% year-over-year and contributed to 19% of Group revenue in the first quarter of 2024, as compared to 17% in the prior year period

●	Revenue by markets:

-	Singapore revenue increased by 61% year-over-year to US$8.9 million in the first quarter, with the strongest growth coming from the credit card and insurance verticals

-	Hong Kong revenue increased by 37% year-over-year to US$7.7 million in the first quarter, with the strongest growth coming from the personal loan vertical

-	Philippines revenue decreased by 4% year-over-year to US$4.0 million in the first quarter, largely due to revised pricing terms for a key client upon the completion of its services migration post-acquisition

-	Taiwan revenue decreased by 40% year-over-year to US$1.4 million in the first quarter due to paused product offerings for certain key clients, but secured deals with new and returning clients in the first quarter

●	Revenue from insurance products increased by 44% year-over-year to US$1.8 million in the first quarter of 2024, contributing 8% of Group revenue, as compared to 7% in the prior year period

●	Total operating costs and expenses increased to US$34.5 million in the first quarter of 2024 from US$18.8 million in the prior year period, driven primarily by increased investment in marketing and customer acquisition as part of the Company’s strategy to expand market share and increase brand awareness

●	Adjusted EBITDA loss increased to US$(6.4) million in the first quarter of 2024 from US$(0.3) million in the prior year period

●	As of March 31, 2024, the Company had a debt-free balance sheet with US$60.0 million in cash and cash equivalents

First Quarter 2024 Operational Highlights

●	Monthly Unique Users decreased by 3% year-over-year to 8.5 million in the first quarter of 2024, but Total Traffic increased by 4% year-over-year to 32.7 million on the back of strong traffic growth in the Philippines

●	MoneyHero Group Members, to whom we can provide more tailored product information and recommendations, grew by 59% year-over-year to 5.9 million as of March 31, 2024 due to membership growth across all markets

●	Approved Application volumes increased by 72% year-over-year in the first quarter to 206,000, driven by strong growth in the Company’s credit card and insurance products

Capital Structure

The table below summarizes the capital structure of the Company as of March 31, 2024:

Share Class	Issued and Outstanding
Class A Ordinary	26,170,099
Class B Ordinary	13,254,838
Preference Shares	3,466,820
Total Issued Shares	42,891,757
Employee Equity Options[1]	1,557,626
Total Issued and Issuable Shares[2]	44,449,383

[1]	Includes unexercised and exercised options, but not yet issued as of March 31, 2024.
[2]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of money.

Summary of financial / KPI performance	For the Three Months Ended March 31,
	2024	2023
	(US$ in thousands, unless otherwise noted)
Revenue	22,175	17,902
Adjusted EBITDA	(6,440)	(300)

Clicks (in thousands)	2,294	1,898
Applications (in thousands)	495	375
Approved Applications (in thousands)	206	120

Revenue breakdown	For the Three Months Ended March 31,
	2024		2023
	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	8,944	40.3	5,559	31.1
Hong Kong	7,716	34.8	5,641	31.5
Taiwan	1,402	6.3	2,324	13.0
Philippines	3,979	17.9	4,131	23.1
Malaysia	133	0.6	247	1.4

Total Revenue	22,175	100.0	17,902	100.0

By Source:
Online financial comparison platforms	18,058	81.4	14,834	82.9
Creatory	4,117	18.6	3,068	17.1

Total Revenue	22,175	100.0	17,902	100.0

By Vertical:
Credit cards	15,426	69.6	13,077	73.0
Personal loans and mortgages	3,297	14.9	2,337	13.1
Insurance	1,827	8.2	1,267	7.1
Other verticals	1,625	7.3	1,221	6.8

Total Revenue	22,175	100.0	17,902	100.0

	For the Three Months Ended March 31,
	2024		2023
	(in millions, except for percentages)
Monthly Unique Users
Singapore	1.5	17.3%	1.8	20.1%
Hong Kong	1.1	13.5%	1.6	17.7%
Taiwan	2.1	24.1%	2.4	26.9%
Philippines	3.6	42.8%	2.8	31.5%
Malaysia	0.2	2.4%	0.3	3.8%
Total	8.5	100.0%	8.8	100.0%

Total Traffic
Singapore	4.0	12.3%	3.7	11.7%
Hong Kong	5.0	15.3%	6.5	20.8%
Taiwan	8.1	24.8%	9.6	30.6%
Philippines	14.8	45.2%	10.4	33.1%
Malaysia	0.8	2.3%	1.2	3.8%
Total	32.7	100.0%	31.4	100.0%

MoneyHero Group Members
Singapore	1.2	21.0%	1.0	26.2%
Hong Kong	0.7	12.6%	0.5	12.2%
Taiwan	0.3	4.5%	0.2	5.7%
Philippines	3.4	57.2%	1.9	50.5%
Malaysia	0.3	4.8%	0.2	5.4%
Total	5.9	100.0%	3.7	100.0%

Conference Call Details

The Company will host a conference call and webcast on Monday, June 24, 2024, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNpY) Q1 2024 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/zi3tnfu6/

Conference call: https://register.vevent.com/register/BI3c7e08b0e5fc45c18338b9e37908a351

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently managed 262 commercial partner relationships and services 8.5 million Monthly Unique Users across its platform for the three months ended March 31, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan , (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year/period and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), equity-settled share option expense, employee severance expenses, transaction expenses, changes in fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

	For the Three Months Ended March 31,
	2024	2023
	(US$ in thousands)
Loss for the period	(13,100)	(2,530)
Tax expenses	52	11
Depreciation and amortization	981	1,144
Interest income	(595)	(28)
Finance costs	8	1,766

EBITDA	(12,654)	363

Non-cash items:
Changes in fair value of financial instruments	1,346	(101)
Equity settled share-based payment arising from employee share option scheme	623	527
Unrealized foreign exchange differences, net	4,036	(1,146)

Listing and other non-recurring strategic exercises related items:
Transaction expenses	35	56

Other non-recurring items:
Non-recurring legal fees	174	-
Employee severance expenses	-	1

Adjusted EBITDA	(6,440)	(300)

Revenue	22,175	17,902
Adjusted EBITDA	(6,440)	(300)
Adjusted EBITDA Margin	(29.0)%	(1.7)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com

Media: MoneyHero@gbpr.com

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive (Loss)/Income

	For the Three Months Ended March 31,
	2024	2023
	(US$ in thousands except for loss per share)
Revenue	22,175	17,902

Cost and expenses:
Cost of revenue	(14,106)	(8,476)
Advertising and marketing expenses	(6,132)	(3,563)
Technology costs	(1,851)	(1,534)
Employee benefit expenses	(5,878)	(5,085)
General, administrative and other operating expenses	(2,387)	(1,249)
Foreign exchange differences, net	(4,112)	1,122

Operating loss	(12,291)	(883)

Other income/(expenses):
Other income	597	29
Finance costs	(8)	(1,766)
Changes in fair value of financial instruments	(1,346)	101

Loss before tax	(13,048)	(2,519)
Income tax expense	(52)	(11)
Loss for the period	(13,100)	(2,530)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	3,713	(1,004)
Other comprehensive Income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	1	-
Other comprehensive income/(loss), net of tax	3,714	(1,004)

Total comprehensive loss, net of tax	(9,386)	(3,534)

Loss per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.3)	(1.7)

Unaudited Consolidated Statements of Financial Position

	As of March 31,	As of December 31,
(US$ in thousands)	2024	2023

NON-CURRENT ASSETS
Other intangible assets	6,803	7,294
Property and equipment	209	190
Right-of-use assets	438	590
Deposits	-	26

Total non-current assets	7,450	8,100

CURRENT ASSETS
Accounts receivable	20,076	17,236
Contract assets	16,412	16,025
Prepayments, deposits and other receivables	5,338	4,855

Pledged bank deposits	193	189
Cash and cash equivalents	60,040	68,641

Total current assets	102,059	106,947

CURRENT LIABILITIES
Accounts payable	25,349	23,840
Other payables and accruals	9,909	9,382
Warrant liabilities	3,185	1,840
Lease liabilities	453	575
Provisions	71	72

Total current liabilities	38,967	35,708

NET CURRENT ASSETS	63,092	71,239
TOTAL ASSETS LESS CURRENT LIABILITIES	70,542	79,339

NON-CURRENT LIABILITIES
Lease liabilities	-	31
Deferred tax liabilities	29	29
Provisions	192	194

Total non-current liabilities	221	255

Net assets	70,321	79,084

EQUITY
Issued capital	4	4
Reserves	70,317	79,080

Total equity	70,321	79,084